February 27, 2006
Via U.S. mail and facsimile
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C 20549-7010
Re:	Brascan Corporation Form 40-F for the Fiscal Year Ended December 31, 2004 Filed March 31, 2005 File No. 33-97038
Dear Mr. Decker:
     Thank you for your letter of December 29, 2005. At this time, we are in a position to fully address questions 1, 2, 3 and 5 of that letter and do so herein. We have reproduced your questions in this letter and included our responses thereto. Given the specificity and complexity of question 4 to your letter, our detailed response requires additional time. We are continuing to prepare our response to question 4, which includes obtaining comments and input from our auditors, and will forward it as soon as it is complete.
Question #1
General
1.	The Division of Investment Management is in the process of reviewing your response to comment 2 in our letter dated October 31, 2005 regarding whether you are an investment company as defined in the Investment Company Act of 1940, as amended. Once the review is complete, we will send you any additional comments.

Response

We have since received your follow up letter and have reviewed the additional comments. We are preparing our response and will submit it separately.

Question #2
23.      Difference from United States Generally Accepted Accounting Principles, page 80 of 2004 Annual Report
(a)      Income Statement Differences, page 80 of 2004 Annual Report
2.	We note your response to comment 4 in our letter dated October 31, 2005. Specifically, you state that you intend to revise your disclosure to clarify that basic and diluted EPS figures are equally applicable to Class A and Class B shares. However, you do not tell us how you intend to clearly communicate this information to investors. We believe including the two tables and the last paragraph included in your response letter dated December 1, 2005 to this comment will provide sufficient information regarding your calculation of basic and diluted earnings per share in accordance with paragraph 61.d. of SFAS 128. As such, please confirm to us that you will include this information in the footnotes to your audited financial statements in future filings.

Response

At the date of this letter, we have 261,034,397 Class A common shares and 85,120 Class B common shares outstanding. Given that the Class B shares represent less than 0.1% of the total shares outstanding, we respectfully request that the following disclosure be considered as sufficient to demonstrate that both Classes of shares have equal economic attributes, as opposed to the tabular presentation provided to you:

“The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common stock share equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common stock is diluted.”
Question #3
3.	We note your response to comment 5 in our letter dated October 31, 2005. Based on your position that it is your stated policy to exercise your option to redeem for cash as opposed to allowing conversion as requested by the holder, please revise your disclosure for your calculation of earnings per share under US GAAP to state that the potential conversion of your Series 10-12 Class A preferred shares have not been included in the calculation of earnings per share under US GAAP, as your policy is to exercise your option to redeem these securities for cash upon request for conversion by the holder. Please provide us with the disclosure you intend to include in future filings.
Response

Our future disclosure for US GAAP earnings per share calculation will include the following policy statement with respect to our Series 10 – 12 Class A preferred shares:

“The Company’s current policy is to redeem the Preferred Shares Series 10, 11, and 12, through the payment of cash in the event that holders of the Preferred Shares exercise their conversion option. As a result, the impact of the conversion of these Preferred Shares has been excluded from the Company’s diluted EPS calculation. However, the Company is not legally obliged to redeem these preferred shares for cash and reserves the right to settle the conversion option in Class A common shares.
Question #4
(c)      Balance Sheet Differences, page 83 of 2004 Annual Report
4.	Response to this question currently being prepared and reviewed.
Question #5
(d)      Cash Flow Statement Differences, page 85 of 2004 Annual Report
5.	We note your response to comment 10 in our letter dated October 31, 2005. We note your statement that the impact of reclassifying trading securities in 2004 would have been to reclassify $5 million from operating activities in investing activities. Please confirm that the actual reclassification would have been from investing activities to operating activities, or tell us why a reclassification from operating activities to investing activities is appropriate. Please also tell us the amount of your investments classified as trading, available for sale, and held to maturity as of December 31, 2004 and September 30, 2005. Please also tell us the amount of your investments that are held for resale. Finally, please note that we are still evaluating your determination that your funds management business does not meet the definition of an investment company and may have further comment once that evaluation is complete.

Response

We confirm that the actual reclassification of cash inflows relating to trading securities in 2004 would have been to reclassify a net amount of $5 million from investing activities to operating activities (comprised of sales of $27 million less purchases of $22 million).

The carrying value of investments classified as trading, available for sale and held to maturity per SFAS 115 as of December 31, 2004 and September 30, 2005 are as follows:

	Interim[1]	US GAAP
Classification of securities (US$ thousands)	Sept. 30, 2005	Dec. 31, 2004

Trading	$430	$304
Available for sale	4,527	2,932
Held to maturity	55	42
Equity accounted securities	560	—

	$5,572	$3,278

[1]	Determined by reference to the company’s unaudited interim financial statements and supporting materials which are prepared in accordance with Canadian GAAP and provided under the Multi-Jurisdictional Disclosure System in home country GAAP.
Our investments held for resale per SFAS 102, are those carried at market value in a “Trading” account. We consider all securities classified as Trading to be held for resale per SFAS 102.
* * * *
We appreciate your interest in our financial reporting and trust these responses address your concerns with respect to questions 1, 2, 3 and 5. We will forward to you our complete response to question 4 as soon as possible. Should you have further questions, please address your letter to the undersigned.
Yours very truly,
Brian D. Lawson
Managing Partner & Chief Financial Officer

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